

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

May 14, 2018

<u>Via E-Mail</u>
Eleazar Rivera
President
Alpha Network Alliance Ventures Inc.
11801 Pierce St., 2nd Floor
Riverside, California 92505

   Re: Alpha Network Alliance Ventures Inc.
     Amendment No. 1 to Registration Statement on Form S-1
     Filed May 8, 2018
     File No. 333-224132

Dear Mr. Rivera:

   We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 20, 2018 letter.

<u>Dilution, page 17</u>

1. Please tell us how you computed potential gain to existing shareholders, potential gain to existing shareholders net of offering expenses, net tangible book value per share after offering and increase to present stockholders in net tangible book value per share after offering of $44.9 if all common stock shares being offered for resale by the two selling stockholders are sold.

2. Please tell us how you computed book value per share after offering of $0.23 and percentage of capital contributions of 99.9% if all common stock shares are sold from your offering.

Executive Compensation, page 34

3.   We note your revisions and response to prior comment 4, and we reissue the comment. Please revise your executive compensation table to include all compensation described in your description of employment agreements on page 35.

Report of Independent Registered Public Accounting Firm, page F-2

4.   Please have your auditor's revise their audit report to comply with PCAOB AS 3101, *The Auditor's Report on an Audit of Financial Statements When the Auditor Expresses an Unqualified Opinion*. Refer to SEC Release 34-81916.

You may contact Isaac Esquivel, Staff Accountant, at (202) 551-3395 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Lobert, Staff Attorney, at (202) 551-7150 or me at (202) 551-3655 with any other questions.

Sincerely,

/s/ Sonia Gupta Barros

Sonia Gupta Barros
Assistant Director
Office of Real Estate and
Commodities

cc: Thomas Puzzo, Esq.
       Law Offices of Thomas E. Puzzo, PLLC